Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Managers and Members
Vantage Energy, LLC:

        We consent to the incorporation by reference in the registration statement (No. 333-202054) on Form S-3 of Rice Energy Inc. of our report dated July 26, 2016, with respect to the consolidated financial statements of Vantage Energy, LLC and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2015 and 2014, and the related consolidated statements of operations, changes in members' equity, and cash flows for each of the years in the three-year period ended December 31, 2015, which report appears in the Form 8-K of Rice Energy Inc. dated September 26, 2016 and to the reference to our firm under the heading "Experts" in the registration statement.

/s/ KPMG LLP

Denver, Colorado
September 26, 2016